SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of August 2009
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.
orm 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                    .

Summary of 2009 1H Business Report
On August 14, 2009, Shinhan Financial Group (“SFG”) filed its 2009 1H Business Report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.
The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.

1. Introduction of the Group
2. Business Results
3. Independent Auditor
4. Directors, Executive Officers and Employees
5. Major Shareholder and Market Price Information of Our Common Shares and ADRs
6. Related Party Transactions
EX-99.1
Exhibit 99-1
Independent Accountant’s Review Report (Non-consolidated Financial Statements) of Shinhan Financial Group as of June 30, 2009

1. Introduction of the Group
Company History in 2008 and 2009
▪	March 2008 : JSC Shinhan Bank Kazakhstan, a subsidiary of Shinhan Bank, joins SFG as an indirect subsidiary

▪	April 2008 : SFG and Shinhan Bank obtain the Federal Reserve Bank’s approval to become Financial Holding Companies

▪	April 2008 : Shinhan Bank China Limited, a subsidiary of Shinhan Bank, joins SFG as an indirect subsidiary

▪	May 2008 : Shinhan AITAS, a fund administration and accounting subsidiary of Shinhan Bank, joins SFG as an indirect subsidiary

▪	June 2008 : Shinhan-KTF Mobile Card, a joint-venture company with KT Freetel, joins SFG as an indirect subsidiary

▪	August 2008 : Shinhan Private Equity Fund II joins SFG as an indirect subsidiary

▪	September 2008 : Shinhan Bank Canada joins SFG as an indirect subsidiary

▪	January 2009: Shinhan BNP Paribas Asset Management launched through the merger of Shinhan BNP Paribas ITMC and SH Asset Management

▪	June 2009 : SH&C separated from SFG after SFG consummates share transfers of SH&C
Change in Management
On March 17, 2009, the Board of Directors of Shinhan Financial Group appointed Mr. Sang Hoon Shin as the new President & CEO. Mr. Sang Hoon Shin was formerly President and CEO of Shinhan Bank. Mr. Shin also served as the Managing Director of Shinhan Financial Group in 2001 and as the Managing Director of Shinhan Bank in 1999.
Change in Capital Stock
The number of our common shares has increased by 78,000,000 shares on March 25, 2009 as a result of a rights offering. The subscription price for the new common shares was KRW 16,800 per share. The aggregate proceed from this offering was KRW 1,310,400 million prior to adjusting for the underwriting commissions and other offering expenses. Please refer to the 6-K filed at February 2, 2009 for more details regarding the rights offering.
Dividend for FY 2008
1) Dividend Amount for Common Stock: KRW 0

2) Dividend Amount for Preferred Stock: KRW 244,987 million
3) Total Dividend Amount: KRW 244,987 million
Principal Subsidiaries under Korean Law (as of June 30, 2009)
     Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
SHC Management	100.0%
Good Morning Shinhan Securities	100.0%
Shinhan Life Insurance	100.0%
Shinhan Capital	100.0%
Shinhan BNP Paribas Asset Management 1)	65.0%
Jeju Bank2)	68.9%
Shinhan Macquarie Financial Advisory	51.0%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%

1)	Shinhan BNP Paribas Asset Management launched on January 1, 2009.

2)	Jeju Bank is currently listed on the Korea Exchange.
     Indirect subsidiaries held through direct subsidiaries

		Ownership by the
Direct Subsidiaries	Indirect Subsidiaries	Parent
Shinhan Bank	Shinhan Data System	100.00%
	Shinhan Finance Ltd.(Hong Kong) 1)	100.00%
	Shinhan Asia Limited	100.00%
	Shinhan Bank America	100.00%
	Shinhan Bank Europe GmbH	100.00%
	Shinhan Vina Bank	50.00%
	CHB Valuemeet 2001 year 1st Securitization	50.00%
	CHB Valuemeet 2001 year 2nd Securitization	50.00%
	CHB Valuemeet 2002 year 1st Securitization	50.00%
	Shinhan Khmer Bank Limited	80.1%
	JSC Shinhan Bank Kazakhstan	100.00%
	Shinhan Bank China Limited	100.00%
	Shinhan AITAS	89.6%
	Shinhan Bank Canada	100.00%
Shinhan Card	Shinhan-KT Mobile Card	50.00%
Good Morning	Good Morning Shinhan Securities Europe Ltd.	100.00%
Shinhan Securities	Good Morning Shinhan Securities USA Inc.	100.00%
	Good Morning Shinhan Securities Asia Ltd.	100.00%
Shinhan Private Equity	Shinhan NPS Private Equity Fund 1st	5.00	% 2)
	Shinhan Private Equity Fund II	2.17	%3)

1)	On November 1, 2006, Shinhan Finance Limited, Shinhan Financial Group’s indirect subsidiary, was transferred to a branch of Shinhan Bank. The liquidation process is currently taking place.

2)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.

3)	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund II.

Number of Shares

	Number of Shares
Types of Shares	As of December 31, 2008	As of June 30, 2009
Common Shares	396,199,587	474,199,587
Redeemable Preferred Shares	47,690,251	47,690,251
Redeemable Convertible Preferred Shares	14,721,000	14,721,000
Total	458,610,838	536,610,838
2. Business Results
Operation Results

(KRW billion)
	2009	2008	2007
	(Jan.1~Jun.30)	(Jan.1~Dec.31)	(Jan.1~Dec.31)
Operating income	841.8	3,032.2	3,737.4
Non-operating income	75.4	223.6	277.7
Non-operating expense	67.2	262.1	102.0
Earnings before income tax	850.0	2,993.7	3,913.1
Income taxes	296.5	968.5	549.0
Pre-acquisition income in subsidiaries	0.0	-0.4	874.1
Consolidated net income	568.9	2,025,6	2,490.0
Net income in majority interest	557.8	2,018.6	2,396.4
Net income in minority interest	11.2	7.0	93.6

Source and Use of Funds
Source of Funds

			2009				2008				2007
			(Jan.1~Jun.30)				(Jan.1~Dec.31)				(Jan.1~Dec.31)
			Average Balance		Interest	Interest	Average Balance		Interest	Interest	Average Balance		Interest	Interest
(In KRW million, %)			Ratio(%)		Paid	Rate(%)	Ratio(%)		Paid	Rate(%)	Ratio(%)		Paid	Rate(%)
Source	Fund in KRW	Deposits	1,112,346	41.78	18,736	3.40	958,347	38.71	39,116	4.08	876,195	40.78	26,967	3.08
		CD	126,546	4.75	3,756	5.99	157,372	6.36	9,600	6.1	149,773	6.97	8,076	5.39
		Borrowing	66,796	2.51	1,443	4.36	67,277	2.72	3,332	4.95	60,264	2.81	2,437	4.04
		Call Loan	13,508	0.51	129	1.93	21,912	0.89	1,043	4.76	19,148	0.89	1,130	5.90
		Debenture	400,302	15.04	11,092	5.59	418,532	16.91	24,970	5.97	369,104	17.18	18,850	5.11
		Others	88,999	3.34	1,652	3.74	76,243	3.08	4,259	5.59	57,816	2.69	3,519	6.09
		Subtotal	1,808,497	67.94	36,808	4.10	1,699,683	68.66	82,320	4.84	1,532,300	71.32	60,980	3.98
	Fund in Foreign Currency	Deposits	99,677	3.74	1,166	2.36	67,431	2.72	1,791	2.66	49,953	2.33	1,532	3.07
		Borrowing	87,997	3.31	1,218	2.79	97,945	3.96	3,083	3.15	67,179	3.13	2,408	3.58
		Call Loan	27,331	1.03	356	2.63	10,913	0.44	466	4.27	10,733	0.50	524	4.88
		Debenture	54,549	2.05	561	2.07	49,316	1.99	1,897	3.85	39,398	1.83	2,068	5.25
		Others	2,521	0.09	41	3.28	10,938	0.44	445	4.07	23,062	1.07	712	3.09
		Subtotal	272,075	10.22	3,342	2.48	236,543	9.56	7,682	3.25	190,324	8.86	7,243	3.81
	Interest bearing funding		2,080,572	78.16	40,150	3.89	1,936,226	78.22	90,002	4.65	1,722,624	80.18	68,224	3.96
	Others	Shareholder equity	189,851	7.13	—	0	181,847	7.35	—	0	174,937	8.14	—	0
		Loan loss reserve	16,003	0.60	—	0	15,707	0.63	—	0	11,147	0.52	—	0
		Others	375,655	14.11	—	0	341,710	13.80	—	0	239,699	11.16	—	0
	Non-interest bearing funding		581,509	21.84	—	0	539,264	21.78	—	0	425,783	19.82	—	0
Total Funding			2,662,081	100	40,150	3.04	2,475,490	100	90,002	3.64	2,148,408	100	68,224	3.18

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Use of Funds

			2009				2008				2007
			(Jan.1~Jun.30)				(Jan.1~Dec.31)				(Jan.1~Dec.31)
			Average Balance		Interest	Interest	Average Balance		Interest	Interest	Average Balance		Interest	Interest
(In KRW million, %)			Ratio(%)		Paid	Rate(%)	Ratio(%)		Paid	Rate(%)	Ratio(%)		Paid	Rate(%)
Use	Fund in KRW	Deposits	115,751	4.35	912	1.59	73,760	2.98	2,581	3.5	67,425	3.14	1,501	2.23
		Securities	474,816	17.84	10,338	4.39	425,433	17.19	20,497	4.82	389,806	18.14	17,014	4.36
		Loans	867,170	32.57	37,681	8.76	1,224,471	49.46	89,602	7.32	1,078,194	50.19	72,320	6.71
		(Household)	598,189	22.47	16,582	5.59	574,061	23.19	40,925	7.13	528,181	24.58	35,298	6.68
		(Corporate)	704,384	26.46	21,099	6.04	650,410	26.27	48,677	7.48	550,013	25.60	37,022	6.73
		Advances for customers	1,078	0.04	8	1.50	397	0.02	11	2.77	175	0.01	8	4.29
		Call Loan	16,554	0.62	158	1.92	10,667	0.43	496	4.65	8,609	0.40	442	5.13
		Debenture	28,978	1.09	781	5.43	32,457	1.31	2,041	6.29	41,847	1.95	2,567	6.13
		Credit Card Receivable	110,138	4.14	15,337	28.08	100,551	4.06	27,839	27.69	94,300	4.39	23,240	24.64
		(Card Loan)	24,563	0.92	1,866	15.32	29,681	1.20	5,351	18.03	31,215	1.45	5,338	17.10
		Others	67,760	2.55	2,191	6.52	65,796	2.66	4,715	7.17	72,038	3.35	4,986	6.92
		Loan loss reserve	-35,001	-1.31	0	0	-30,502	-1.23	0	0	-28,316	-1.32	0	0
		Subtotal	2,082,647	78.23	67,406	6.53	1,903,030	76.87	147,782	7.77	1,724,078	80.25	122,077	7.08
	Fund in Foreign Currency	Deposits	27,051	1.02	110	0.82	16,573	0.67	394	2.38	9,343	0.43	292	3.13
		Securities	23,555	0.88	314	2.69	20,117	0.81	891	4.43	17,486	0.81	727	4.16
		Loan	140,010	5.26	2,883	4.15	141,759	5.73	6,873	4.85	78,387	3.65	4,564	5.82
		Call loan	19,750	0.74	63	0.64	8,640	0.35	235	2.72	5,360	0.25	299	5.58
		Bills bought	31,037	1.17	963	6.26	39,621	1.60	1,791	4.52	35,803	1.67	1,901	5.31
		Others	4,215	0.16	90	4.31	5,493	0.22	466	8.48	68,846	3.20	1,282	1.86
		Loan loss reserve	-2,679	-0.10	0	0	-2,342	-0.09	0	0	-1,441	-0.07		0
		Subtotal	242,939	9.13	4,423	3.67	229,861	9.29	10,650	4.63	213,785	9.95	9,065	4.24
	Interest earning funding		2,325,586	87.36	71,829	6.23	2,132,890	86.16	158,432	7.43	1,937,864	90.20	131,142	11.32
	Others	Cash	21,948	0.82	0	0	23,746	0.96	0	0	27,901	1.30	0	0
		PP&E	23,923	0.90	0	0	24,194	0.98	0	0	75,437	3.51	0	0
		Others	290,624	10.92	0	0	294,660	11.90	0	0	107,205	4.99	0	0
	Non-interest earning funding		336,495	12.64	0	0	342,600	13.84	0	0	210,543	9.80	0	0
Total use of funds			2,662,081	100	71,829	5.44	2,475,490	100	158,432	6.4	2,148,408	100	131,142	6.1

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Other Financial Information
Financial information for 2009 1H contained in this section are provisional figures.
Group BIS Ratio

(KRW million)
	2009 1H	2008	2007
Aggregate Amount of Equity Capital (A)	23,131,432	18,746,446	15,945,940
Risk-Weighted Assets (B)	177,680,895	183,766,217	161,849,385
BIS Ratio (A/B) 1)	13.02%	10.20%	9.85%

1)	In accordance with the amendments in the Financial Holding Company Guidelines of the Financial Service Commission (“FSC”), the Group BIS Ratio, rather than the Requisite Capital Ratio, is used as an index for measuring capital adequacy, beginning FY2007.
Won Liquidity Ratio

(KRW million)
	2009 1H	2008	2007
Won Assets due within 3 months (A)	910,814	920,661	220,009
Won Liabilities due within 3 months (B)	588,314	690,397	209,888
Won Liquidity Ratio (A/B)	154.82%	133.35%	104.82%
Liabilities to Equity Ratio

(KRW million)
	2009 1H	2008	2007
Liabilities (A)	6,842,678	8,307,683	7,349,727
Equity (B)	19,533,671	17,605,119	17,977,801
Liabilities to Equity Ratio (A/B)	35.03%	47.19%	40.88%
Capital Adequacy Ratio and Other Ratios of Certain Subsidiaries
(1)	BIS Capital Adequacy Ratio (%) 1)

	2009 1H	2008	2007
Shinhan Bank 2)	15.84	13.44	12.09

1)	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSC for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

2)	2007 ratios for Shinhan Bank are based on Basel I. Basel II FIRB Approach was applied in calculating BIS for 2008 and 2009 1H.
(2)	Adjusted Equity Capital Ratio (%)

	2009 1H	2008	2007
Shinhan Card	24.95	20.32	25.31

*	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSC for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%.
(3)	Net Capital Ratio (%)

	Jun.30 2009	Mar.31 2009	Mar.31 2008
Good Morning Shinhan Securities	694.20	678.79	783.89

*	Net Capital Ratio is computed in accordance with the guidelines issued by the FSC for securities brokerage businesses. Under these guidelines, Good Morning Shinhan Securities is required to maintain a minimum net capital ratio of 100%.
(4)	Solvency Margin Ratio (%)

	Jun.30 2009	Mar.31 2009	Mar.31 2008
Shinhan Life Insurance	212.12	208.60	222.74

*	Under the guidelines issued by the FSC, Shinhan Life Insurance is required to maintain a minimum solvency margin ratio of 100%.
Non- Performing Loans of Certain Subsidiaries 1)
(1)	Non- Performing Loans

(KRW million)
	Jun. 30, 2009		Dec.31, 2008		Dec.31, 2007
	Balance of	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)
Shinhan Bank	2,092,383	1.40	1,306,316	0.85	848,846	0.63
Shinhan Card 2)	413,763	3.53	339,101	2.91	448,866	3.71

	Jun.30, 2009		Mar.31, 2009		Mar.31, 2008
	Balance of	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)
GMSH Securities 2)	119,380	10.54	125,366	12.14	27,738	2.35

1)	Non-performing loans of banks are defined as those loans are past due more than 90 days or those are placed on non-accrual status according to the guidelines of the FSC.

2)	Under the guidelines of the FSC, every securities brokerage company and credit card company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Good Morning Shinhan Securities, and Shinhan Card includes loans classified as “substandard,” “doubtful,” and “estimated loss.”

(2)	Loan Loss Allowances & Write-offs for the period

(KRW million)
			Jan. 1, 2009~	Jan. 1, 2008~	Jan. 1, 2007~
			Jun. 30, 2009	Dec. 31, 2008	Dec. 31, 2007
Shinhan Bank	Loan Loss Allowance	Domestic	3,486,824	2,945,910	2,317,075
		Overseas	60,023	81,927	76,175
		Total	3,546,847	3,027,837	2,393,250
	Write-offs		499,200	340,942	186,316
Shinhan Card	Loan Loss Allowance	Domestic	850,046	773,961	947,737
		Overseas	—	—	—
		Total	850,046	773,961	947,737
	Write-offs		268,808	609,033	430,535

			Apr. 1, 2009~	Apr. 1, 2008~	Apr. 1, 2007~
			Jun. 30, 2009	Mar. 31, 2009	Mar. 31, 2008
GMSH Securities	Loan Loss Allowance	Domestic	89,336	104,212	33,005
		Overseas	6,102	6,541	—
		Total	95,438	110,753	33,005
	Write-offs		-10,636	78,153	983
3. Independent Auditor
Audit Opinion for the last 3 years

	2009 1H	2008 1H	FY 2008	FY 2007
Audit Opinion	—	—	Unqualified	Unqualified
Compensation to the Independent Auditor for Audit and Review Services
     The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

Year	Auditor	Payment (KRW mil.)	Details	Working hours
2009 1H	KPMG Samjong Accounting Corp.	355	Review/Audit of Financial Statements	2,250 hours
2008	KPMG Samjong Accounting Corp.	355	Review/Audit of Financial Statements	5,106 hours
2007	KPMG Samjong Accounting Corp.	341	Review/Audit of Financial Statements	4,599 hours
	KPMG Samjong Accounting Corp.	399	Review of Financial Statements related to accounting treatment of LG Card acquisition	2,755 hours

4. Directors, Executive Officers and Employees
Directors and Executive Officers
1)	Executive Directors

Name	Date of Birth	Position	Service Term
Eung Chan Ra	Nov. 25, 1938	Chairman of BOD Board Steering Committee Chair	3 years starting from March 20, 2007
Sang Hoon Shin	Jul. 1, 1948	President & CEO	2 years starting from March 17, 2009
2)	Non-Executive Directors
     Currently, 13 non-executive directors are in office, 12 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting on March 17, 2009.
     Our non-executive directors are as follows:

Outside
Name	Date of Birth	Director	Sub-Committees	Service Term
Baek Soon Lee	Oct. 8, 1952	X	—	3 years starting from March 17, 2009
Boo In Go	Dec. 25, 1941	O	—	1 year starting from March 17, 2009
Young Woo Kim	May 1, 1952	O	Audit Committee member	1 year starting from March 17, 2009
Yo Koo Kim	Mar. 23, 1950	O	—	1 year starting from March 17, 2009
Shee Yul Ryoo	Sept. 5, 1938	O	Board Steering Committee member Compensation Committee member	1 year starting from March 17, 2009
Ke Sup Yun	May 20, 1945	O	Risk Management Committee member Compensation Committee member	1 year starting from March 17, 2009
Jung Il Lee	Aug. 28, 1952	O	—	1 year starting from March 17, 2009
Sung Bin Chun	Jan. 21, 1953	O	Audit Committee Chair Board Steering Committee member Compensation Committee member	1 year starting from March 17, 2009
Kap Young Jeong	Aug. 22, 1951	O	Audit Committee member Board Steering Committee member Compensation Committee member	1 year starting from March 17, 2009
Haeng Nam Chung	Mar. 15, 1941	O	—	1 year starting from March 17, 2009
Bong Youn Cho	Mar. 9, 1948	O	Risk Management Committee chair Audit Committee member Compensation Committee member	1 year starting from March 17, 2009
Young Seok Choi	Jul. 2, 1929	O	Board Steering Committee member	1 year starting from March 17, 2009
Philippe Reynieix	Jun. 24, 1949	O	Risk Management Committee member	1 year starting from March 17, 2009
     For personal profiles of the outside directors, please refer to our Form 6-K filed on February 19, 2009.
     Chair of Compensation Committee will be elected in the near future.

3)	Executive Officers
     In addition to the executive directors, we currently have the following executive officers:

Name	Date of Birth	Position	In charge of
Buhmsoo Choi	Aug. 8, 1956	Deputy President and Chief Financial Officer	— Finance Management Team — Investor Relations Team — Strategic Planning Team — Global Business Strategy Team
Sung Ho Wi	Jun. 12, 1958	Deputy President	— General Affairs Team — Business Management Team — Public Relations Team
Chan Hee Jin	Jun. 10, 1955	Deputy President	— Synergy Management Team — Information & Technology Planning Team — Audit & Compliance Team — Risk Management Team
Stock Options (as of June 30, 2009)

	No. of	No. of Exercised	No. of Cancelled	No. of Exercisable
	Granted Options	Options	Options	Options
	(A)	(B)	(C)	(D = A - B - C)	Exercise Price
Granted in 2003	1,020,416	1,008,816	11,600	—	11,800
Granted in 2004	1,258,923	1,243,723	15,200	—	21,595
Granted in 2005	2,620,331	385,773	251,300	1,983,258	28,006
Granted in 2006	3,206,173	—	480,300	2,725,873	38,829
Granted in 2007	1,301,050	—	148,700	1,152,350	54,560
Granted in 2008	808,700	—	109,690	699,010	49,053
Granted in 2009	614,735	—	614,735	—	23,405
Total	10,830,328	2,638,312	1,631,525	6,560,491	—

Note)	The weighted-average exercise price of outstanding exercisable options as of June 30, 2009 is KRW 39,409.
Employees
(As of Jun. 30, 2009)

			Total Salaries and wages	Average Payment
	Number of		paid in 1H 2009	per person
	Employees	Average length of Service	(KRW million)	(KRW million)
Total	97	3 yrs 3 mths	4,028	41.5

5. Major Shareholders and Market Price Information of our Common Shares and ADRs
Major Shareholders1) of Shinhan Financial Group as of Jun. 30, 2009

Name	No. of Common Shares owned	Ownership%
BNP Paribas Group2)	38,574,239	8.13
Korea Nat’l Pension Fund 3)	27,325,400	5.76
Total	65,899,639	13.89

1)	Shareholders who own beneficial ownership of 5% or more.

2)	During the month of August, 2009, BNP Paribas Luxemburg, an affiliate of BNP Paribas Group, announced it has sold 4,178,510 of common shares through a series of public filing. As a result, BNP Paribas Group holds 34,395,729 or 7.25% of our common shares as of August 14, 2009.

3)	Based on the public filing submitted by the Korea National Pension Fund on June 5, 2009 to report change of beneficial ownership of 5% or more. Number of common shares owned is as of May 18, 2009.
Common Share Traded on the Korea Exchange

(KRW, number of shares)
		Jan. 2009	Feb. 2009	Mar. 2009	Apr. 2009	May 2009	Jun. 2009
Price per share	High	32,950	29,700	27,700	31,700	34,000	32,650
	Low	25,500	21,250	20,500	25,750	30,300	29,250
	Avg.	29,603	25,838	24,016	29,191	31,939	30,868
Trading Volume		65,154,136	86,825,512	114,074,594	97,338,743	94,042,303	59,576,805
Highest Daily Trading Volume		5,207,842	7,133,276	9,482,933	9,373,677	13,492,539	4,281,045
Lowest Daily Trading Volume		1,620,498	2,336,662	2,689,026	2,254,216	2,382,288	1,672,469
American Depositary Shares traded on the New York Stock Exchange

(USD, number of shares)
		Jan. 2009	Feb. 2009	Mar. 2009	Apr. 2009	May 2009	Jun. 2009
Price per share	High	50.34	43.62	41.46	49.35	56.66	53.99
	Low	36.82	28.00	26.25	38.24	48.06	46.81
	Avg.	43.04	35.93	33.17	43.87	51.71	49.08
Trading Volume		2,583,218	2,805,315	4,766,767	3,491,465	2,819,257	1,910,529
Highest Daily Trading Volume		286,052	304,636	347,113	393,039	247,599	181,514
Lowest Daily Trading Volume		57,173	76,461	122,175	85,018	67,028	37,024

*1 ADR	= 2 Common Shares

6. Related Party Transactions
Loans to Subsidiaries

(KRW billion)
		Origination	Maturity	Funding	Lending	Beginning			Ending
Subsidiary	Loan Type	Date	Date	Rate	Rate	Balance	Increase	Decrease	Balance
Shinhan Card	Loan in KRW	2003-04-23	2009-04-23	5.47%	5.92%	100	—	100	—
Shinhan Capital	Loan in KRW	2004-03-24	2009-03-24	5.11%	5.93%	20	—	20	—
Shinhan Capital	Loan in KRW	2004-06-25	2009-06-25	4.93%	5.22%	50	—	50	—
GMSH Securities	Loan in KRW	2005-01-31	2010-07-31	4.59%	5.25%	70	—	—	70
Shinhan Card	Loan in KRW	2006-01-24	2009-01-24	5.24%	5.41%	50	—	50	—
Shinhan Capital	Loan in KRW	2006-01-24	2009-01-24	5.24%	5.41%	50	—	50	—
Shinhan Card	Loan in KRW	2006-02-27	2009-02-27	5.07%	5.23%	30	—	30	—
Shinhan Capital	Loan in KRW	2006-02-27	2009-02-27	5.07%	5.23%	70	—	70	—
Shinhan Capital	Loan in KRW	2006-04-24	2009-04-24	5.09%	5.22%	100	—	100	—
GMSH Securities	Loan in KRW	2006-07-31	2012-01-31	5.16%	5.64%	100	—	—	100
Shinhan Capital	Loan in KRW	2006-09-26	2011-09-26	4.91%	4.99%	50	—	—	50
Shinhan Capital	Loan in KRW	2007-03-23	2012-03-23	5.28%	5.48%	50	—	—	50
Shinhan Capital	Loan in KRW	2007-04-13	2010-04-13	5.24%	5.38%	50	—	—	50
Shinhan Capital	Loan in KRW	2007-06-08	2012-06-08	5.54%	5.95%	50	—	—	50
Shinhan Capital	Loan in KRW	2007-09-27	2010-09-27	5.91%	6.05%	100	—	—	100
Shinhan Capital	Loan in KRW	2007-11-27	2010-11-27	6.24%	6.37%	50	—	—	50
Shinhan Card	Loan in KRW	2007-11-27	2012-11-27	6.33%	6.41%	100	—	—	100
Shinhan Capital	Loan in KRW	2007-12-18	2010-12-18	6.69%	6.83%	50	—	—	50
Shinhan Card	Loan in KRW	2007-12-18	2012-12-18	6.78%	6.86%	50	—	—	50
Shinhan Card	Loan in KRW	2008-01-23	2011-01-23	6.46%	6.60%	100	—	100	—
Shinhan Capital	Loan in KRW	2008-01-23	2011-01-23	6.46%	6.60%	50	—	—	50
Shinhan Capital	Loan in KRW	2008-01-23	2013-01-23	6.51%	6.60%	50	—	—	50
Shinhan Card	Loan in KRW	2008-02-21	2011-02-21	5.51%	5.66%	150	—	—	150
Shinhan Card	Loan in KRW	2008-03-12	2011-03-12	5.71%	5.84%	200	—	—	200
Shinhan Capital	Loan in KRW	2008-03-12	2011-03-12	5.71%	5.84%	50	—	—	50
Shinhan Card	Loan in KRW	2008-06-27	2011-06-27	6.41%	6.53%	200	—	—	200
Shinhan PE	Loan in KRW	2008-06-27	2009-06-26	5.98%	6.18%	5	—	5	—
Shinhan Card	Loan in KRW	2008-07-31	2011-07-31	6.76%	6.90%	100	—	—	100
Shinhan Capital	Loan in KRW	2008-07-31	2011-07-31	6.76%	6.90%	50	—	—	50
Shinhan PE	Loan in KRW	2008-08-13	2009-08-13	6.65%	6.85%	5	—	—	5
Shinhan Card	Loan in KRW	2008-12-11	2011-12-11	8.01%	8.12%	100	—	—	100
Shinhan Capital	Loan in KRW	2008-12-11	2011-12-11	8.01%	8.12%	30	—	—	30
Shinhan Capital	Loan in KRW	2008-12-18	2009-11-11	8.13%	8.20%	120	—	—	120
SH&C	Loan in KRW	2008-12-26	2015-12-26	—	9.00%	10	—	10	—
Shinhan Capital	Loan in KRW	2009-01-06	2010-01-05	6.53%	6.63%	—	50	—	50
Total	—	—	—	—	—	2,410	50	585	1,875

Exhibit 99-1
Independent Accountant’s Review Report (Non-consolidated Financial Statements) of Shinhan Financial Group as of June 30, 2009

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
By /s/ Buhmsoo Choi
Name: Buhmsoo Choi
Title: Chief Financial Officer
Date : August 14, 2009